SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30630; File No. 812-13942]

NGAM Advisors, L.P., et al.; Notice of Application

July 25, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act.

Summary of Application: Applicants request an order that would permit (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations.

Applicants: NGAM Advisors, L.P. (the "Adviser"), Natixis ETF Trust (the "Trust") and NGAM Distribution, L.P.

Filing Dates: The application was filed on August 15, 2011, and amended on February 8, 2012, April 20, 2012, July 17, 2012 and May 30, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2013 and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 399 Boylston Street, Boston, MA 02116.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a Massachusetts business trust and will be registered under the Act as an open-end management investment company. The Trust will initially offer one series, the US Minimum Variance ETF ("Initial Fund"), whose performance will correspond generally to the price and yield performance of a specified securities index ("Underlying Index").[1]

2.   Applicants request that the order apply to the Initial Fund and any future series of the Trust or of any other open-end management investment companies that tracks a specified

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[1]   The Underlying Index for the Initial Fund is the Ossiam US Minimum Variance Net Return Index.

securities index ("Future Funds" and collectively with the Initial Fund, the "Funds").[2] Any Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser (any such entity is included in the term "Adviser") and (b) comply with the terms and conditions of the application. Future Funds may be based on indices that only contain global equity securities or only contain global fixed income securities (collectively, "Global Funds"). Other Future Funds may be based on (i) indices that only contain domestic equity securities, (ii) indices that only contain domestic fixed income securities ("Domestic Fixed Income"), (iii) indices containing a blend of domestic equity and fixed income securities ("Blended Domestic"), or (iv) indices that only contain international equity securities, that only contain international fixed income securities, or that contain a blend of international equity and international fixed income securities (collectively, "International Funds").

3.   An Adviser registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") will serve as investment adviser to the Funds, subject to approval by the Board of Trustees of the Trust or a Fund (the "Board").

4.   The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as a sub-adviser to a Fund (each, a "Subadviser"). Each Subadviser will be registered under the Advisers Act or not subject to such registration. NGAM Distribution, L.P. or another broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") will act as the principal underwriter and distributor for the Funds (the "Distributor").

5.   Each Fund will consist of a portfolio of securities and other instruments ("Portfolio Securities") selected to correspond generally to the price and yield performance of a specified

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[2]   All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

Underlying Index. No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, a promoter, the Adviser, a Subadviser, or a Distributor.

6.   The investment objective of each Fund will be to provide investment results that closely correspond to the price and yield performance of its Underlying Index.[3] Each Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund using a representative sampling strategy will hold a significant, but not necessarily all of the Component Securities of its Underlying Index.[4] Applicants state that if the representative sampling strategy is used a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would a Fund employing the replication strategy. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than 5 percent.

7.   Each Fund will sell and redeem Creation Unit Aggregations on a "Business Day," which is defined as any day that a Trust is required to be open under section 22(e) of the Act. The price of a Fund Share will range from $20 to $200, and the price of one Creation Unit

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[3]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities"), or in the case of Domestic Fixed Income Funds and Blended Domestic Funds, in Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Global Funds and International Funds, in Component Securities and depositary receipts representing such Component Securities. Each Fund may also invest up to 20% of its assets in a broad variety of securities and other instruments not included in its Underlying Index, which the Adviser and/or Sub-Adviser believes will help the Fund in tracking the performance of the Underlying Index.

[4]   Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics, fundamental characteristics and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety.

Aggregation will range from $1,000,000 to $10,000,000. All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through an "Authorized Participant," which is either: (1) a "participating party," *i.e.*, a broker or other participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC") or (2) a DTC Participant, which in any case, has executed a participant agreement with the Distributor. The Distributor will be responsible for transmitting the orders to the Funds.

8.   In order to keep costs low and, potentially, permit closer tracking of each Fund's Underlying Index, Shares will be purchased and redeemed in Creation Unit Aggregations and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Unit Aggregations by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[5] On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond *pro rata* to the positions in the Fund's portfolio

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[5]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

(including cash positions),[6] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[7] (c) TBA Transactions,[8] derivatives and other positions that cannot be transferred in kind[9] will be excluded from the Deposit Instruments and the Redemption Instruments;[10] (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;[11] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

9.   If there is a difference between the net asset value attributable to a Creation Unit Aggregation and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit Aggregation, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount"). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

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[6]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[7]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[8]   A 'TBA Transaction' is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[9]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

[11]   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

10.   Purchases and redemptions of Creation Unit Aggregations may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made *entirely in cash*; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made *entirely in cash*;[12] (d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash *in lieu* of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit Aggregations, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of

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[12]   In determining whether a particular Fund will sell or redeem Creation Unit Aggregations entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Unit Aggregations either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

a Global Fund or International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

11.   Each Business Day, before the open of trading on a national securities exchange as defined in Section 2(a)(26) of the Act ("Exchange"), the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.[14] The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

12.   An investor acquiring or redeeming a Creation Unit Aggregation from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Unit Aggregations.[15] The Distributor will furnish the Fund's prospectus and confirmation to those persons purchasing Shares in Creation Units Aggregations and will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

13.   Shares will be listed and traded on an Exchange. One or more Exchange market makers ("Market Makers") will be assigned to the Shares and maintain a market for Shares trading on the Exchange.[16] Prices of Shares trading on an Exchange will be based on the current

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[13]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[14]   If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

[15]   Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

[16]   If Shares are listed on NASDAQ Stock Market LLC or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange

bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

14.   Applicants expect that purchasers of Creation Unit Aggregations will include institutional investors and arbitrageurs. Authorized Participants also may purchase Creation Unit Aggregations for use in market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[17] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

15.   Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Unit Aggregations only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption orders must be placed by or through an Authorized Participant.

16.   Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be advertised or marketed as an "exchange–traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Unit Aggregations only. The same approach will be followed in the shareholder reports and investor educational materials issued or circulated in connection with the

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[17]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

Shares. The Trust will provide copies of their annual and semi-annual shareholder reports to

DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Unit Aggregations only. Applicants state that investors may purchase Shares in Creation Unit Aggregations and redeem Creation Unit Aggregations from each Fund. Applicants state that because the market price of Shares will be disciplined by arbitrage opportunities investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by

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eliminating price competition from non-contract dealers offering shares at less than the published

sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve a Fund as a party and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because competitive forces will ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from

suspending the right of redemption or postponing the date of payment of redemption proceeds

for more than seven days after the tender of a security for redemption. Applicants observe that

the settlement of redemptions of Creation Unit Aggregations of the Global and International

Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on

the delivery cycles present in international markets in which those Funds invest. Applicants state

that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to

redeeming investors, coupled with local market holiday schedules, will require a delivery process

of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to

provide for payment or satisfaction of redemptions within a longer number of calendar days

required for such payment or satisfaction in the principal local markets where transactions in the

Portfolio Securities of each Global Fund and International Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit Aggregation.[18] With respect to Future Funds that are Global Funds or International Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Unit Aggregations of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days needed to deliver the proceeds for each affected Global and International Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds and International Funds that do not effect redemptions of Creation Unit Aggregations in-kind.

Sections 17(a)(1) and (2) of the Act

9.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person,

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[18]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

(b) any person 5% or more of whose outstanding voting securities are directly or indirectly

owned, controlled or held with the power to vote by the other person, and (c) any person directly

or indirectly controlling, controlled by or under common control with the other person. Section

2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the

management or policies of a company and provides that a control relationship will be presumed

where one person owns more than 25% of another person's voting securities. Each Fund may be

deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition,

the Funds may be deemed to be under common control with any other registered investment

company (or series thereof) advised by the Adviser or an entity controlling, controlled by or

under common control with the Adviser (an "Affiliated Fund").

10.   Applicants request an exemption from section 17(a) of the Act pursuant to sections

17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with

a Fund when they are affiliated persons of the Fund or second-tier affiliates solely by virtue of

one or more of the following: (a) holding 5% or more, or in excess of 25%, of the outstanding

Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest

described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more

Affiliated Funds.

11.   Applicants assert that no useful purpose would be served by prohibiting these types

of affiliated persons from acquiring or redeeming Creation Unit Aggregations through "in-kind"

transactions. The deposit procedures for both in kind purchases and in-kind redemptions of

Creation Unit Aggregations will be the same for all purchases and redemptions. Deposit

Instruments, Redemption Instruments, and the balancing cash amounts (except for any permitted

cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer and the Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or second-tier affiliates, of a Fund to effect a transaction detrimental to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as the Trust operates in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from a Fund and tender those Fund Shares for redemption to a Fund in Creation Unit Aggregations only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary